Exhibit 99.7
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Fifth oil discovery in the Angolan ultra-deepwater
Block 32
Paris, February 14, 2006 — Sociedade Nacional de Combustíveis de Angola (Sonangol) and Total’s wholly owned subsidiary Total E&P Angola announce a new oil discovery with the fifth exploration well drilled on Block 32 in the offshore ultra-deepwaters of Angola.
Drilled in a water depth of 1,758 meters, the Mostarda-1 well tested at a rate of 5,347 barrels per day of oil at 30° API density, from one of the reservoir intervals encountered. The discovery is located in the eastern part of Block 32, approximately 14 kilometres south of Canela-1, and 15 kilometres southeast of Gengibre-1, other discoveries on the same block announced in 2004 and 2005 respectively.
Complementary technical studies are underway to evaluate the potential of the Mostarda-1 discovery and its joint development with the other Block 32 discoveries.
Sonangol is the concessionaire of Block 32. Total is operator (30%) with partners Marathon Oil Company (30%), Sonangol E.P. (20%), Esso Exploration and Production Angola (Overseas) Limited (15%) and Petrogal (5%).
Total is Africa’s leading international oil producer, with an output of 813,000 barrels of oil equivalent per day in 2004. Today the Group is one of the principal players in the Angolan offshore petroleum industry with a major development programme. Present onshore, in deep offshore and in the ultra-deep offshore, the Group operates notably Block 17 (40%) where the Dalia and Rosa fields are currently under development. In 2004, Total had equity production of 164,000 barrels of oil equivalent per day in Angola.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com